UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549

                            Form 10-SB/A
                           Amendment No. 3

            GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                       SMALL BUSINESS ISSUERS
       Under Section 12(b) or (g) of the Securities Exchange Act of 1934



                UNITED STATES BASKETBALL LEAGUE, INC.
                -------------------------------------
             (Name of Small Business Issuer in its charter)


 Delaware                                                       06-1120072
 --------                                                   -------------------
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
incorporation or organization

46 Quirk Road, Milford, Connecticut                          06460
-----------------------------------                          -----
(Address of principal executive offices)                   (Zip Code)

              Issuer's telephone number: (203) 877-9508
                                         --------------

Securities to be registered under Section 12(b) of the Act:

  Title of each class                         Name of each exchange on which
  to be so registered                         each class is to be registered
   ------------------                          ----------------------------


        Securities to be registered under Section 12(g) of the Act:
                Common Stock $.01 par value per share
               ---------------------------------------
                           (Title of class)




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                              RISK FACTORS

         Prospective investors as well as Shareholders should be aware that an investment in USBL involves a high degree of risk. Accordingly, you are urged to carefully consider the following Risk Factors as well as all of the other information contained in this Registration Statement and the information contained in the Financial Statements and the notes thereto.

Forward Looking Statements

         When used in this Registration Statement, the words "may", "will", "expect", "anticipate", "estimate" and "intend" and similar expressions are intended to identify forward looking statement within the meaning of Section 21 E of the Securities Exchange Act of 1934 regarding events, conditions, and financial trends that may affect our future plan of operations, business strategy, operating results and financial position. Prospective investors are forewarned and cautioned that any forward looking statements are not guarantees of future performance and are subject to risks and uncertainties and that actual results may differ materially from those included within any such forward looking statements.

Our Operating History Does Not Reflect Profitable Operations

         Our operating history does not reflect a history of profitable operations. Since our inception we have been attempting to develop the League. Our operations have not been profitable and unless and until we can increase the sale of franchises and at the same time attract franchisees who are able or willing to incur start-up costs to develop their respective franchises, we may continue to operate at a loss. There can be no assurance that we will be successful.

We May Not Be Able to Continue as a Going Concern

         Because of our historically poor revenues and earnings, our auditors have for at least the last four years qualified their opinions and expressed their concern as to our ability to continue to operate as a going concern. Shareholders and prospective shareholders should weigh this factor carefully in considering the merits of our company as an investment vehicle.

We Have Not Been Able to Realize the Full Sales Value of a Franchise

         Generally speaking, we have not been able to collect what we perceive to be true value for a franchise because of the League's overall poor financial performance. As such we have sold franchises for less than we believe the true value to be and additionally have extended terms for payment as additional inducements to the franchisees to purchase franchises. As a result, our revenues have been affected and will continue to be affected until such time as we are able to realize the full value for franchises.

We Have Not Established Adequate Guidelines in Connection with the Sale of Franchises

         Historically in our dealings with prospective franchisees and in our desire to sell franchises, we did not establish adequate guidelines to insure that prospective franchisees have

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sufficient capital to properly finance a franchise and to be able to absorb losses until such time as the franchise would become profitable. Starting with the 1999 season, we have established rigorous standards to ensure the viability of the franchise over the long term; however, there is still no assurance that in view of our historical dealings we will be able to attract qualified franchisees.

We Have Been Dependent on Loans and Revenues from Affiliates to Sustain Our Operations

         Because our revenues from third parties have been insufficient to sustain our operations, we have been historically dependent on revenues, loans and advances from related parties, including the Meisenheimer family as well as companies affiliated with the Meisenheimers to assist in financing. If members of the Meisenheimer family elected not to continue to advance loans to us, our operations could be drastically impaired. See, "Description of Business-- Dependency on Affiliates."

We Are Dependent on Corporate Sponsorships Which Have Been Negligible

         The financial success of the individual franchises is dependent to a large degree on corporate sponsorship to help defray costs. To date, corporate sponsorship in some cities has been negligible and as a result, some of the franchises have had to absorb expenses which would otherwise have been supported by corporate sponsorship. As a result, profits of some of the franchises have been affected and in many instances some of the franchises have been operating at a loss. Until such time as the League can attract meaningful sponsorship, earnings, if any, of the individual franchises will be impacted.

Our Basketball Season Competes with Other Professional Sporting Events

         Our season from May to early July is designed to afford players with the opportunity to showcase their professional ability to the teams comprising the National Basketball Association ("NBA") and to be possibly selected to participate in NBA teams' summer camps in the latter part of July and August. As such, our schedule comes directly after the NBA playoffs and additionally competes with outdoor sporting events such as baseball, golf and tennis. Our season is at a time when spectators might normally prefer to be outdoors rather than indoors in an arena. These factors have had some impact on the League's overall attendance, although attendance has continued to improve.

We Lack Sufficient Capital to Promote the League

         In order for the League to become successful, we have to promote the League. Historically and up to the present time, we have lacked sufficient capital to develop a national promotion for the League. Promotion will achieve two objectives: (i) create more fan interest, and (ii) franchise interest. Until such time that we can properly promote the League we do not anticipate any significant change in the overall fan interest. While attendance has recently improved, it is still only rather small. Additionally, interest in franchises has increased, but without real promotional efforts, we do not anticipate any significant increase in franchises.

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The Meisenheimer Family Exercises Significant Control over Us

         The Meisenheimer family, consisting of Daniel T. Meisenheimer III, Richard C. Meisenheimer and Mary Ellen Meisenheimer, and companies they control own approximately 85% of our outstanding stock and as such control the daily affairs of the business as well as significant corporate actions. Additionally, the Meisenheimer family controls the Board of Directors and as such shareholders have little or no influence over the affairs of the Company.

Dependence upon Key Individual

         Our success is dependent upon the activities of Daniel T. Meisenheimer III, Chief Executive Officer. The loss of Mr. Meisenheimer through death, disability or resignation would have a material and adverse effect on our business.

We Have  a Limited Public Market for Our Stock

         There are approximately 450,000 shares held by approximately 140 public shareholders and as such there is a limited public market for our stock. As such, sellers of our stock may have difficulty in selling their stock. In addition, and until such time as we can list our Common Stock on the NASDAQ Electronic Bulletin Board, our stock will continue to trade in the over-the-counter market and this will make it even more difficult for individuals to sell their stock.

Penny Stock Regulation

         Broker-dealer practices in connection with transactions in "penny stocks" are regulated by certain penny stock rules adopted by the SEC. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ System). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information regarding penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson must disclose this fact and the broker-dealer's presumed control over the market, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, broker-dealers who sell such securities to persons other than established customers and accredited investors, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. Consequently, these requirements may have the effect of reducing the level of activity, if any, in the market for the Common Stock.

ITEM I            DESCRIPTION OF BUSINESS

The  United  States  Basketball  League  ("USBL",  "we"  or the  "Company")  was
incorporated  in  Delaware  in  May,  1984  as  a  wholly-owned   subsidiary  of
Meisenheimer Capital , Inc. ("MCI"). MCI was and is a publicly owned company having made a registered public
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offering of its Common Stock in 1984. Since 1984, MCI has been under the control of the Meisenheimer family consisting of Daniel T. Meisenheimer III, his brother, Richard Meisenheimer, and their father and mother, Daniel Meisenheimer, Jr. and Mary Ellen Meisenheimer. Daniel Meisenheimer, Jr. died in September, 1999.

(a)      Operations

         We were incorporated by MCI for the purpose of developing and managing a professional basketball league, the United States Basketball League (the "League"). The League was primarily conceived to provide a vehicle for college graduates interested in going professional with an opportunity to improve their skills and to showcase their skills in a professional environment and perhaps be selected by one of the teams comprising the National Basketball Association ("NBA") to attend summer camp sponsored by that team. Today, players also consist of free agents seeking to join an NBA team. USBL's season (May through July of each year) was specifically designed to afford League players with the chance to participate in the various summer camps run by the teams in the NBA. Since 1984 and up to the present time there have been 125 players from the League who also have been selected to play for teams in the NBA. Additionally, approximately forty-five players each year were selected to play in the Continental Basketball Association ("CBA"), the official developmental league of the NBA; however, this league has now ceased operations.


         Since the inception of the League, USBL has been engaged in selling franchises and managing the League. From 1985 and up to the present time, USBL has sold a total of thirty-five active franchises (teams), a vast majority of which were terminated for non-payment of franchise obligations. For the 1999 season (ending in August, 1999) we had thirteen active franchises and two inactive franchises. After the 1999 season, two franchises were canceled for their failure to meet franchise obligations. For our 2000 season, which began in May, 2000, we had eleven active franchises. For our 2001 season we had ten active franchises.


         As the League is presently constituted, each team within the League maintains an active roster of twelve players during the season and each team plays thirty games per season. We have playoffs at the conclusion of the regular season. Under the terms of our Franchise Agreements, each franchise is limited to a $47,500 salary cap for all players for each season. No player receives more than $1,000 a week as salary.

         Since the inception of the League to the present time, the number of active franchises has fluctuated from seven to a high for the 1999 season of 13 franchises. The current active franchises, divided into the Southern, Mid-Atlantic and Northern Divisions, are located in Sarasota, Florida (the Gulf Coast SunDogs); Dodge City, Kansas (the Dodge City Legend); Enid, Oklahoma (the Oklahoma Storm); Fort Myers, Florida (the Florida Sea Dragons);Salina, Kansas (the Kansas Cagerz); Washington, DC (the Washington DC Congressionals); Atlantic City, New Jersey (the Atlantic City Seagulls);Oyster Bay, New York (the Long Island Surf); Lehigh, Pennsylvania (the Pennsylvania ValleyDawgs); Ocean, New Jersey (the New Jersey Shorecats); and Brooklyn, New York (the Brooklyn Kings). In addition, MCI owns two inactive franchises which pay annual royalty fees.


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         At the present time we are offering franchises for $300,000. Our most recent sales of franchises occurred in the 1999 and 2000 seasons and involved the sale of two franchises for $250,000 each. In connection with the sale in 1999, we accepted a down payment of $35,000 and agreed to accept equal installment payments of $8,950 a month for 24 months. The first installment payment of $8,950 was originally due on or before January 31, 2001. The franchisee has requested that installment payments commence in September, 2001 and we have agreed. This gave the franchisee the opportunity to reserve cash during the active season. With respect to the sale of the other franchise in the 2000 season, we received a down payment of $80,000 and payments of two installment payments amounting to $70,000. The balance of $100,000 is due in two equal installments payments of $50,000 each, one due on July 15, 2001 and the other due on July 15, 2002. The franchisee was unable to pay the July 15, 2001 installment and has requested additional time until January 31, 2002 to pay the installment. We agreed to extend the time.



         Prior to the foregoing sales and since 1984, we have sold franchises at various prices ranging from as little as $25,000 to $250,000, our most recent sale. The price for the franchises has varied depending on the location of the franchise, the prior history, if any, and the location of existing franchises. Because historically most of the franchises have not operated profitably, the asking price was negotiated and in addition we extended highly favorable installment plans. Nearly all of the franchises sold by us since the beginning of our operations in 1985 and up to the present time have been sold on an installment basis and at times the purchasers of the franchises have not been able to meet the installment terms and as a result the franchises were terminated. We believe that today we are in a stronger position and have a greater name recognition and that as a result we will be able to realize the full asking purchase price in future sales.

         During fiscal year ended February 29, 1996 ("Fiscal 1996") we entered into an agreement with American Independent Television Network, Inc. ("AIN"). The agreement provided for the sale of 20 expansion franchises to AIN which are intended to be established west of the Mississippi River. Pursuant to the terms of the agreement, AIN contracted to purchase from us five franchises each year for a total of 20 franchises spread over four years. In exchange for each of the five franchises we received for each year of the four years, 2,000,000 units of negotiable advertising due bills for a total of 8,000,000 units. These due bills are redeemable for television air time which would enable us to have our games televised over the AIN Network, which broadcasts through satellite transmission to approximately 90 cities throughout the United States.


         To date we have only used 300,000 units of negotiable due bills for broadcasting games leaving us with a balance of 7,700,000 unused units. The reason we have not availed ourselves of the additional air time is because we were not able to locate sponsors to sponsor the broadcasting of the games. Since fiscal 1996 we have reduced our valuation of the units and as of August 31, 2001, we are currently valuing these units at $100,000 (see "Financial Information"). These due bills will expire on December 28, 2001. We are currently seeking purchasers for these due bills.


To date AIN has not activated any of the franchises. Their right to activate any of the franchises will expire in October, 2001. It is our understanding from preliminary
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communications with representatives of AIN that in all probability AIN will not activate any of the franchises.


         We use a standard franchise agreement which is on file in the various states where we offer our franchises. Under this standard franchise agreement, the term of the franchise is for ten (10) years with a right to renew for a similar period. In addition to the initial purchase price of the franchises, franchisees are required to pay an annual royalty fee of $20,000 per year. Currently four of our active franchises are in arrears in their annual royalty fees. All four are in arrears for one year. We have the right to terminate these franchises for failure to pay the annual royalty fees, but in an effort to maintain the continuity of the League we have elected not to do so. In addition and because of our desire to have the League expand, historically, we have from time to time adjusted annual royalty fees in certain situations where the individual franchise has not been operating profitably.


         The franchise agreement employed by us also entitles us to receive television revenues on a sharing basis with the teams in connection with the broadcasting of regional or national games. While we have broadcasted on a regional basis, we have not received any significant revenues. We are also entitled to receive a percentage from the sale of team and league merchandise which is directly sold by us, primarily over the Internet. Revenues earned by us have been insignificant. Revenues from the sale by a team of its own merchandise is retained by the selling team. These sales have contributed to the individual team's revenues.

           The franchises agreements state that we will use our best efforts to obtain sponsorships for each team and the League. Such sponsorships are generally from local or national corporations. The sponsorships which for the last few years have been negligible generally take the form of free basketballs, uniforms, airline tickets and discount accommodations for teams when they travel. The sponsorships generated by us are shared by all of the teams in the League. The individual teams comprising the league are also free to seek sponsorship for their own individual franchise. Some of the teams have been successful in attracting sponsorships in the form of merchandise and cash and it is these sponsorships that have helped support the ongoing operations of the individual teams. Other teams have not been successful. The success of obtaining sponsorship is generally a function of good attendance and good media exposure. In some instances particular franchises cannot generate any meaningful attendance because of a lack of media exposure.

         The Franchise Agreement requires us to provide scheduling of all games and officiating for all games. We also print a full roster book as well as a weekly newsletter which provides information regarding the League as well as individual players and their personal statistics.


         As previously stated, very few of our franchises have operated profitably. This is primarily due to the fact that attendance and sponsorship has not been sufficient to sustain a team's expenses. We estimate that at the current time annual expenses for each team average about $220,000. At the present time only two franchises are operating profitably. The general lack of marketing by the League and the individual teams is primarily due to insufficient capital to properly promote and market the League, which has resulted both in our inability and the individual team's inability to attract any meaningful sponsorships. As a result, the sale of


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additional franchises either to maintain a constant number of franchises or to expand the League has historically proven difficult for USBL.

         From the inception of the League, USBL has generally operated at a loss. This has been due to the poor sale of franchises and the inability of most of the franchises to generate sufficient revenues to pay their respective annual royalty fees. Because of the poor historical record, USBL has been dependent on loans from the principals and their affiliated companies to defray the cost of operations. See "Related Transactions." Additionally and because of our poor performance for at least the last four years, our auditors have rendered qualified opinions based on their concerns as to our ability to continue as a going concern.


         We do believe that the current mix of franchises is beginning to reflect a greater spectator interest resulting in an increase in attendance. For Fiscal 1999, gross attendance for the entire League was 153,115 attendees which represented an average of 981 attendees per game. The gross attendance for Fiscal 2000 was 162,962-1,044 attendees per game, which represented approximately a 6 1/2 % increase over the previous year. For the fiscal year which ended February 28, 2001, attendance for our entire season (the 2000 season) was 248,222 attendees, 1,513 attendees per game. This represented a 52% increase over Fiscal 2000. For our 2001 season, total attendance was 209,552, 1,352 attendees per game, a decline from the prior season. However, there was one less team. The general increase in attendance over prior years has resulted in increased revenues for each team. We believe that the significant increase in attendance for fiscal 2000 was a positive factor and could have an effect on the future growth of the League and may aid in the sale of new franchises and enable us to receive our full asking price for franchises.


(b)      Employees

         We currently have a staff in excess of 50 people. USBL has four full-time employees consisting of the chairman and League commissioner, Daniel Meisenheimer III, a director of administration, a director of public relations and a director of operations. The balance, 46 in number, are employed as referees and statisticians who are paid on a per game basis. From time to time we have also used independent contractors for consulting work.

(c)      Future Plans

         We have, as an ultimate goal, the establishment of at least forty (40) franchises throughout the United States, consisting of ten (10) teams in four regional divisions. This would result in regional play-off games and then a final championship series. We are also attempting to develop a formal association with the National Basketball Association ("NBA"). During fiscal 1998, the NBA selected us to handle a pre-draft camp for the Korean Basketball League for which we received a nominal fee. We continue to pursue a relationship with the NBA and during the last six months we have had meetings with representatives from the NBA, but nothing concrete has developed. We believe that a formal association with the NBA would enhance the value of the franchises and attract more significant gate attendance.

         Only recently the developmental league for the NBA, the Continental Basketball Association (the"CBA") disbanded. The Company was disappointed to learn recently that the

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NBA intends to have its own developmental league replace the CBA rather than consider using the USBL as a minor league. However, and notwithstanding this, the NBA elected not to have its development league season compete with USBL's season. The Company believes that because of the failure of the CBA, USBL might become more dominant, which could eventually result in a formal association of some type with the NBA. Notwithstanding the lack of a formal relationship, the NBA is well aware that USBL represents a potential pool of qualified players and to date 132 USBL players have graduated to the NBA.

ITEM 2            MANAGEMENT'S DISCUSSION AND ANALYSIS RESULTS OF
                  OPERATIONS

Nine Months Ended November 30, 2001 as Compared to November 30, 2000

Initial franchise fees for the nine months ended November 30, 2001 and 2000 approximated $170,000 and $251,000, respectively. In addition, continuing franchise fees decreased from $211,500 to $187,212. The aggregate decrease of $105,288 (23%) is a result of slower collections from certain franchises. This reflects the sluggishness of the general economy. No new franchises were sold in the nine months ended November 30, 2001 and 2000, respectively. Advertising and sponsorship revenue totaled $65,000 and $27,000 for the nine months ended November 30, 2001 and 2000, respectively. Approximately $208,000 and $204,000 of the 2001 and 2000 revenues, respectively, were derived from various related parties.

Operating expenses for the nine months ended November 30, 2001 and 2000 approximated $505,000 and $417,000, respectively. The increase of $88,000 principally reflects the recognition of an asset impairment on the value of prepaid advertising credits. It also reflects higher team expenses, resulting from higher insurance and travel costs, incurred during the six months ended August 31, 2001, offset by reductions in other operating expenses as a result of the Company's efforts to control costs.

Net loss for the nine months ended November 30, 2001 approximated $77,800, as compared to net income of $97,300 for the nine months ended November 30, 2000. The decrease reflects the decline in revenues generated, as discussed above, and the charge for the asset impairment.

Three Months Ended November 30, 2001 as Compared to November 30, 2000

Initial franchise fees for the three months ended November 30, 2001 approximated $20,000. There were no initial franchise fees recorded in the three months ended November 30, 2000. Continuing franchise fees decreased from $88,500 to $71,900. The decrease of $3,400 reflects slower collections from certain franchises. This reflects the sluggishness of the general economy. No new franchises were sold in the three months ended November 30, 2001 and 2000, respectively. No advertising or sponsorship revenue was recorded in the three months ended November 30, 2001 and 2000, respectively. Approximately $10,000 and $42,000 of the 2001 and 2000 revenues, respectively, were derived from various related parties.

Operating expenses for the three months ended November 30, 2001 and 2000 approximated $146,000 and $103,000, respectively. The increase of $43,000 principally reflects the

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recognition of a $100,000 impairment in the value of prepaid advertising credits. It also reflects lower team expenses, advertising, travel, and other operating expenses, a result of the Company's efforts to control costs and the decision in the third quarter to cease supporting team operations.

As a result of operations for the nine and three months ended November 30, 2001, it is anticipated that the Company will continue to operate at a loss for the next twelve months. The Company has not been able to attract any new franchises for the forthcoming 2002 season, which starts in May. While there was some interest by third parties, no sales were consummated, primarily due to current general economic conditions. Further, the Company is unable to predict whether there will be any marked increase in attendance at games. If attendance falls off, this could impair the ability of the franchises to pay their annual franchise fees and other charges, which would then result in the Company having to rely on affiliates for loans and revenue- generating transactions. The Meisenheimer family is fully committed to making the Company a profitable operation and also making the League a viable one.

Given the current lack of capital, the Company has not been able to develop any new programs to revitalize the League, nor has it been able to hire additional sales and promotional personnel. As a result, the Company is currently dependent on the efforts of Daniel Meisenheimer, III and two existing employees for all marketing efforts. Their efforts have not resulted in increasing the number of franchises.

Recently, the NBA established a developmental basketball league known as the National Basketball Development League ("NBDL"). The Company believes that the establishment of this new league, consisting of eight teams, will have no effect on the Company's season, since the NBDL season as presently constituted runs from November through March. Further, nothing prohibits an NBDL player from playing in the USBL. Accordingly, and as of the present time, the Company does not perceive the NBDL as a competitor. However, with the establishment of the NBDL it is unlikely that at least for the present time the Company can develop any meaningful working relationship with the NBA.

Net loss for the three months ended November 30, 2001 approximated $49,200, as compared to net income of $4,800 for the three months ended November 30, 2000. The decrease reflects the charge for the asset impairment, offset by the reduction in operating costs.

FISCAL YEAR 2001 COMPARED TO FISCAL YEAR 2000

         For the year ended February 28, 2001 ("Fiscal 2001") initial franchise fees amounted to $251,000 as compared to $335,000 for the year ended February 29, 2000. This represents a decrease of 25% over the prior period and was due to both the extended payment terms granted by the Company to certain franchises and the sale of fewer franchises. Continuing franchise fees for Fiscal 2001 amounted to $242,500 as compared to $167,404 for Fiscal 2000. This represents an increase of 45% over the prior year and was due to the ability of certain franchises to pay their annual franchise fee payments. The increase in attendance of certain franchises provided those franchises with available cash to meet their obligations. Advertising fees were $57,500 for Fiscal 2001 as compared to $30,603 for Fiscal 2000, an increase of approximately 88% over the prior

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year. The  advertising  fees for the most part were generated from an affiliate,
Spectrum Associates, Inc., which ran advertisements in league bulletins, programs and brochures.

         Operating expenses for Fiscal 2001 amounted to $639,935 as compared to $516,303 in the prior year, an increase of 24%. The increase reflects the recognition of an impairment in the value of the Company's prepaid advertising credits of $192,000. Historically the Company had been carrying advertising credits which they had received as consideration for the reservation of 20 franchises. The Company has not used any significant portion of the credits and the credits are due to expire in Fiscal 2002. For this reason the Company has concluded that it was appropriate to adjust the carrying value of the advertising credits to better reflect their fair value. As a result, the Company presently values these credits at $292,062. Another significant increase in the operating expenses was represented in consulting fees. For Fiscal 2001, consulting fees amounted to $120,229 as compared to $37,486 in Fiscal 2000, resulting in an increase of $82,473. This increase was due to a $90,000 consulting fee paid to MCI, an affiliate, for management services rendered to the League. Additionally, there was a decrease in team and post season festival expenses for Fiscal 2001. That expense was $45,466 as compared to $166,748 for Fiscal 2000, a decrease of $121,282. This decrease resulted from the fact that in Fiscal 2001, the individual teams paid for most of the post season festival costs.

Fiscal 2000 Compared to Fiscal 1999


          Revenues for the fiscal year ended February 29, 2000 ("Fiscal 00") were $553,021 as compared to revenues of $806,552 for the fiscal year ended February 28, 1999 ("Fiscal 99"). Revenues from initial franchise fees decreased by $103,754 or 24%, primarily because of the terms extended to new franchisees. A total of 2 and 1 new franchises were sold in fiscal 00 and fiscal 1999 respectively. Continuing franchise fees, however, increased $62,225 or 59% as a result of the increased success of some of the USBL franchisees. Advertising income amounted to $30,603 in Fiscal 00 compared to advertising revenue of $112,500 in Fiscal 99. The advertising income received in Fiscal 99 was from a related party, Spectrum, which significantly decreased its level of advertising in Fiscal 2000. Further, other income in Fiscal 1999 reflected a team management fee of $120,000 received from MCI for the Company's assistance in managing MCI's teams. This one-time arrangement did not continue into Fiscal 2000.


         Operating expenses for Fiscal 00 decreased by approximately $479,000 to $516,000 compared to $995,000 in Fiscal 1999. In Fiscal 99, management recorded an allowance of $450,000 for the impairment of its investment in the advertising due bills that have been received in recent years in exchange for franchises. The slight decrease in the remaining operating expenses of approximately $29,000 represent management's continued emphasis on having the Company reduce its operating overhead. The Company recorded a loss on the impairment of certain investments it has held in common stocks in the amount of approximately $20,000. This represents management's recognition of a permanent impairment in the value of these investments.

         The net income for Fiscal 00 amounted to $14,888, as compared to net loss of $190,965 for Fiscal 99. The change from the previous year's loss is primarily attributable to the allowance for the impairment in the value of the advertising credits amounting to $450,000 in Fiscal 99.

This reduction was partially offset by decreased total revenue of $253,531, in Fiscal 99 as compared to Fiscal 00.

Liquidity and Capital Resources

The Company had a working capital deficit of approximately $139,000 at November 30, 2001.

The Company's statement of cash flows reflects cash provided by operations of approximately $13,400, consisting principally of net loss of $77,800 offset by the non-cash charges of an asset impairment ($100,000) and contributed services ($7,500). Net cash used in financing activities approximated $4,600, consisting of a decrease in loans to stockholder loans ($11,600) offset by a net decrease in amounts due from (to) affiliates ($7,000).

The Company's ability to generate cash flow from franchise royalty fees is dependent on the financial stability of the individual franchises constituting the League. Each franchise is confronted with meeting its own fixed costs and expenses which are primarily paid from revenues generated from attendance. Experience has shown that USBL is generally the last creditor to be paid by the franchise and if attendance has been poor, USBL has from time to time only received partial payment and in some cases, no payments at all.

The Company estimates that it requires at least $300,000 of working capital to sustain operations over a 12 month period. Assuming that all of the teams pay their annual royalty fees, this would only amount to $240,000. However, the Company believes that given prior experience it is more realistic to anticipate royalty fees of approximately $120,000 because some of these teams are simply not able to generate significant attendance at games. Additionally, some of the teams owe back franchise fees. The Company anticipates that it will receive at least $100,000 of back franchise fees during the next 12 months. Adding this to the $120,000 of anticipated royalty fees, this could amount to $220,000 of revenues. Accordingly, if the Company is unable to generate additional sales of franchises within the next 12 months it will have to rely on affiliates for loans to assist it in meeting its current obligations.

With respect to long term needs, the Company recognizes that in order for the League and USBL to be successful, USBL has to develop a meaningful sales and promotional program. This will require an investment of additional capital. Given the Company's current financial condition, the ability of the Company to raise additional capital other than from affiliates is questionable. At the current time the Company has no definitive plan as to how to raise additional capital.

ITEM 3            DESCRIPTION OF PROPERTY


         We rent approximately 2,000 square feet under a lease with Meisenheimer Capital Real Estate Holdings, Inc. ("MCR"), an affiliated company and another subsidiary of MCI. Our space is in a building which also houses other tenants. Our space consists of four offices, a common area and a conference room. The existing lease has been extended to December 31, 2003. We paid an annual rent of $29,682 for the fiscal year ended February 28, 2001. The property is located at 46 Quirk Road, Milford, Connecticut 06460.

ITEM 4 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
       MANAGEMENT

         We have 30,000,000 shares of authorized Common Stock, of which 3,478,502 shares are currently issued and outstanding. We also have 2,000,000 authorized shares of Convertible Preferred Stock, of which 1,105,679 shares are currently issued and outstanding.

         The following table sets forth certain information as of April 30, 2001 with respect to the beneficial ownership of both our outstanding Convertible Preferred Stock (the "Preferred Stock") and Common Stock by (i) any holder of more than five (5%) percent ; (ii) each of our officers and directors and (iii) directors and officers of the Company as a group.



                                                       Amount and Nature of                    Approximate
Name and Address of Beneficial Owner                   Beneficial Ownership                    Percent of Class
------------------------------------                   --------------------                    ----------------
Daniel T. Meisenheimer III (1)                         143,998 Preferred Stock (1)             13.0%
c/o The United States Basketball League                437,400 Common Stock                    12.7%
46 Quirk Road
Milford, CT 06460
Estate of Daniel T. Meisenheimer, Jr.(2)               182,723 Preferred Stock                 16.5%
c/o Spectrum Associates                                12,000 Common Stock                     -0-
440 New Haven Avenue
Milford, CT 06460
Richard C. Meisenheimer(3)                             142,285 Preferred Stock                 12.9%
884 Robert Treat Ext.                                  5,000 Common Stock                      -0-
Orange, CT 06477
Meisenheimer Capital Corp.                             140,000 Preferred Stock                 12.7%
46 Quirk Road                                          2,095,000 Common Stock                  60.8%
Milford, CT 06460
Spectrum Associates, Inc. (4)                          376,673 Preferred Stock                 34.1%
440 New Haven Avenue                                   231,857 Common Stock                    6.7%
Milford, CT 06460
All Officers and Directors as a Group                  286,283 Preferred Stock                 25.9%
                                                       437,400 Common Stock                    12.8%
-------------------------
(1) Includes 20,000 shares of Preferred Stock held by Mr.  Meisenheimer  III for the benefit of his two minor children.
(2) Mr. Meisenheimer Jr., who died in September,  1999,  bequeathed his stock to his wife,  Mary Ellen  Meisenheimer.
(3) Richard Meisenheimer, an officer and director of USBL, is also the President of Spectrum Associates,  Inc., which owns both Preferred and Common Stock as set forth herein.

(4) Between the various members of the Meisenheimer family and an affiliated company, Spectrum Associates, Inc., the Meisenheimers effectively control 77% of the outstanding Preferred Stock and 20% of the outstanding Common Stock. Including the ownership of MCI by the Meisenheimer family, they effectively control 81% of the outstanding Common Stock of USBL. No public shareholders own any Preferred Stock of USBL (see "Description of Securities").

ITEM 5 DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

         The following persons served as our directors and executive officers for the fiscal year ending February 28, 2000:

Name                           Age    Position

Daniel T. Meisenheimer III     50     Chairman of the Board and President

Richard C. Meisenheimer        47     Chief Financial Officer and Director

Daniel T. Meisenheimer, Jr.    71     Director (deceased on September 16, 1999)

Background of Executive Officers and Directors

Daniel T. Meisenheimer III ("Mr. Meisenheimer III") has been Chairman of the Board and President of the Company since its inception in 1984. Mr. Meisenheimer III has also been the Chairman of the Board and President of MCI, USBL's parent, since 1983 and occupies the same positions in Cadcom and MCR, the other subsidiaries of MCI. Mr. Meisenheimer III is also a shareholder and director of Synercom, Inc. ("Synercom"), a Meisenheimer family-owned holding company which owns Spectrum Associates, Inc., a shareholder of USBL.

         Richard C. Meisenheimer ("R. Meisenheimer"), brother of Mr. Meisenheimer III, has acted as Chief Financial Officer and a Director of USBL since the inception of the business in 1983. R. Meisenheimer has also been associated with Spectrum Associates, Inc. ("Spectrum") since 1976 and is now the President of that Company. Spectrum owns 37.7% of the Preferred Stock and 6.7 % of our Common Stock. Spectrum is the main customer of Cadcom, MCI's other subsidiary.

Daniel T. Meisenheimer, Jr. ("D. Meisenheimer, Jr.") was the father of Mr. Meisenheimer III and R. Meisenheimer and the husband of Mary Ellen Meisenheimer.
D. Meisenheimer, Jr. served as a director of USBL from its inception to September, 1999, when he died. We have not replaced D. Meisenheimer Jr. with another director.

ITEM 6            EXECUTIVE COMPENSATION


         For many years our only two officers, D. Meisenheimer III and Richard Meisenheimer, have not received or taken any salaries from USBL. However, in September, 1995, our Board of Directors adopted an option program reserving for each officer 200,000 options exercisable at a price equal to the closing bid price on the date of grant. In August, 1996, the directors with the consent of the two officers elected to rescind the option program. No options were awarded under the Plan.

         There are no formal employment agreements between Daniel Meisenheimer III and Richard Meisenheimer and they have not been paid any salary for the last three years. MCI, of which both Daniel Meisenheimer III and Richard Meisenheimer are also senior officers, did receive management fees of $90,000 during the year ended February 28, 2001 as consideration for the services provided by Daniel Meisenheimer and Richard Meisenheimer. Neither Daniel Meisenheimer III nor Richard Meisenheimer have received any salary from MCI for the last three years. In Fiscal 2000 and Fiscal 1999, Daniel Meisenheimer III and Richard Meisenheimer have rendered management services to us for no consideration. For accounting purposes we have elected to recognize a charge to our operations of $30,000 of management fees for each of the years ended February 29, 2000 and February 28, 1999. See "Financial Statements." The increase in management fees in Fiscal 2001 reflects additional efforts and services required in developing the League west of the Mississippi.


         The following table reflects the salaries received by D. Meisenheimer III and R. Meisenheimer for the fiscal years ended February 28, 2001, February 29, 2000 and February 28, 1999:


                                                SUMMARY COMPENSATION TABLE

                                                 Long Term Compensation

                                                   Annual Compensation                 Awards             Payouts

                 (a)                     (b)         (c)          (d)         (e)         (f)          (g)          (h)         (i)
                                                                                          Re-
                                                                             Other      stricted    Securities
                                                                             Annual       Stock     Underlying    LTIP     All Other
                                                                            Compen-      Awarded     Options/    Payouts     Compen-
Name and Principal Position             Year      Salary($)    Bonus($)    sation ($)      ($)       SARs (#)     ($)     sation ($)
---------------------------             ----      ---------    --------    ----------     -----      --------    -----    ----------

Daniel T. Meisenheimer III              2000         -0-          -0-         -0-          -0-          -0-        -0-         -0-
President & Chief Executive
Officer
                                        1999         -0-          -0-         -0-          -0-          -0-        -0-         -0-
                                        1998         -0-          -0-         -0-          -0-          -0-        -0-         -0-

Richard C. Meisenheimer                 2000         -0-          -0-         -0-          -0-          -0-          -0-       -0-
Chief Financial Officer & Vice
President
                                        1999         -0-          -0-         -0-          -0-          -0-          -0-       -0-
                                        1998         -0-          -0-         -0-          -0-          -0-          -0-       -0-

There were no option/SAR grants or exercises in last fiscal year.



ITEM 7            CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Loans


For at least the last ten years, the principals of MCI consisting of Daniel Meisenheimer III, Richard Meisenheimer and Daniel Meisenheimer, Jr. and their affiliated companies have made loans to us. As of February 28, 2001 (Fiscal
2001), USBL was indebted to the principals or their affiliated companies in the principal sum of $406,931, which includes accrued interest at six percent (6%) per annum of $41,538. All of the outstanding debt is payable upon demand. Of the foregoing amount, Spectrum is owed the principal sum of $39,867, including accrued interest of $8,615. The principals (D. Meisenheimer III, R. Meisenheimer and the Estate of Daniel T. Meisenheimer, Jr.) are owed $237,141 plus accrued interest of $32,923. The remainder of $106,000 is due from USBL to Meisenheimer Capital Real Estate Holdings, Inc., another subsidiary of MCI. See "Financial Information."

b)       Dependency on Affiliates

         Over the years we have received a material amount of revenues from affiliated persons or entities.


         During the years ended February 28, 2001 and February 28, 2000, initial and continuing franchise fees from companies controlled by the Meisenheimer family, including Meisenheimer Capital and Spectrum Associates, approximated $174,000 and $183,000, respectively.

         In addition, Spectrum has purchased advertising from us in the form of arena signage, TV commercials, tickets, and program and year book advertising space. For the years ended February 28, 2001 and February 29, 2000, we earned advertising fees of $57,500 and $25,500, respectively, from Spectrum.


ITEM 8            LEGAL PROCEEDINGS

         There are no legal proceedings pending or threatened against USBL.

ITEM 9 MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

         The Common Stock traded during calendar years 1998 and 1999 on the NASDAQ SmallCap Market under the symbol "USBL." On May 3, 2000, USBL was delisted from the SmallCap Market because of the failure to have a registration statement on file with the Securities and Exchange Commission. This Registration Statement on Form 10KSB is being filed to cure the deficiency. Our stock now trades on the over-the-counter market and is quoted in the National Quotation Bureau Pink Sheets. The following is the range of high and low bid information for each quarter for the fiscal years ended February 28, 1999 and February 29, 2000 and for the first and second quarters for the fiscal year ending February 29, 2002:


                                                       Fiscal 2000
                                                       Closing Bid

                                                   High             Low
First Quarter Ended 5/29/99                      $1.625           $1.125
Second Quarter Ended 8/31/99                     $1.25            $.90625
Third Quarter Ended 11/30/99                     $.9375           $.75
Fourth Quarter Ended 2/29/00                     $1.3125          $.84375

                                                       Fiscal 2001
                                                       Closing Bid

                                                 High             Low
First Quarter Ended 5/31/00                      $1.125           $.50
Second Quarter Ended 8/31/00                     $.86             $.52
Third Quarter Ended 10/30/00                     $1.03            $.61
Fourth Quarter Ended 2/28/01                     $.95             $.75


                                                       Fiscal 2002
                                                 High             Low
First Quarter Ended 5/31/01                      $.87             $.65
Second Quarter Ended 8/31/01                     $.95             $.80
Third Quarter Ended 10/30/01                     $.92             $.75


         The foregoing range of high-low closing bid prices represents quotations between dealers without adjustments for retail markups, markdowns or commissions and may not represent actual transactions. The information has been provided by the National Association of Securities Dealers Composite Feed or other qualified inter-dealer quotation medium.

         Approximately 450,000 of our Common Stock shares are held by 140 shareholders. The shares held by members of the public were issued by us in connection with a private placement at least ten years ago and also in connection with an offering in 1995 under Rule 504 of Regulation D of the Securities Act of 1933.

         We have not paid any dividends and do not anticipate paying dividends in the future.

         Our Preferred Stock is held by our officers and directors and affiliates. No member of the public holds any Preferred Stock.

ITEM 10           RECENT SALES OF UNREGISTERED SECURITIES

                  FOR FISCAL YEAR ENDED FEBRUARY 28, 2001


                  The Company issued 2,000 shares to an employee.


ITEM 11 DESCRIPTION OF SECURITIES



(a) Common Stock. We are authorized to issue 30,000,000 shares of Common Stock, $.01 par value per share. There are currently 3,485,502 shares of Common Stock outstanding. Each share of the Common Stock entitles the holder thereof to one vote on each matter submitted
                                                        18
to the stockholders of the Company for a vote thereon. The holders of Common Stock (i) have equal ratable rights to dividends from funds legally available therefor when and as if declared by the Board of Directors; (ii) are entitled to share ratably in all of the assets of the Company available for distribution to holders of Common Stock upon liquidation, dissolution or winding up of the affairs of the Company; (iii) do not have preemptive subscription or conversion rights, or redemption or sinking fund provisions applicable thereto; and (iv) as noted above, are entitled to one non-cumulative vote on all matters submitted stockholders for a vote at any meeting of stockholders. We have not paid any dividend on our Common Stock to date. The Company anticipates that, for the foreseeable future, it will retain earnings, if any, to finance continuing operations.

         (b)      Preferred Stock

         The certificate of incorporation authorizes the issuance of up to 2,000,000 shares of Convertible Preferred Stock ("Preferred Stock") $.01 par value per share. Each share of Preferred Stock is convertible at any time at the discretion of the holder thereof upon written notice to the Corporation into one share of Common Stock. Each share of Preferred Stock entitles the holder thereof to five (5) votes per share on all matters submitted to shareholders for vote. The Preferred Stock bears a two percent (2%) non-cumulative annual dividend. No dividends have ever been paid on the Preferred Stock. At the present time there are 1,105,679 shares of Preferred Stock outstanding. None of the shares are held by members of the public. The company's Certificate of Amendment filed with the State of Delaware on June 30, 1995 authorizing the establishment of the Preferred stock did not create any other preferences for the Preferred Stock and consequently the Preferred Stock shares equally with the Common Stock in connection with a liquidation of the Corporation's assets.




(c) Transfer Agent. Continental Stock Transfer & Trust Co. is the Company's Registrar and Transfer Agent for the Common Stock.


ITEM 12           INDEMNIFICATION OF OFFICERS AND DIRECTORS

         Pursuant to USBL's Certificate of Incorporation, all directors of USBL will be indemnified by USBL against expenses actually and necessarily incurred with the defense of any action, suit or proceedings to which they are made a party by reason of their being or having been elected to serve as directors of USBL and against claims, losses, damages and judgments against them by reason of any act performed by them in their capacity as directors, except for any act in which they are adjudged liable for misconduct in the performance of their duties as directors. The effect is to eliminate liability of a director for monetary damages except for any act where the directors have been adjudged liable for misconduct in the performance of their duties as a director. Stockholder actions can only be maintained against a director upon a showing of a breach of the individual director's loyalty to the Company, a failure to act in good faith, intentional misconduct, a knowing violation of the law, improper personal benefit or an illegal dividend or stock purchase, and not for a director's negligence or gross negligence in satisfying his duty of care.

ITEM 13           FINANCIAL STATEMENTS


         The Financial Statements include audited statements for the years ended February 28, 2001 and February 29, 2000 and unaudited statements for the nine months ended November 30 2001 and 2000. They appear after the Signature Page.


ITEM 14 CHANGES IN AND DISAGREEMENTS IN ACCOUNTING AND FINANCIAL DISCLOSURE

        There were no changes in and disagreements in accounting and Financial Disclosure.

ITEM 15           FINANCIAL STATEMENTS AND EXHIBITS

(a)      Financial Statements

I.  For Years Ended February 28, 2001 and 2000

(1)      Independent Auditor's Report.

(2)      Balance Sheet for USBL as of February 28, 2001.
(3) Statements of Operations for USBL as of Februar 28, 2001 and February 29, 2000.
(4) Statement of Stockholders' Equity for years Ended February 28, 2001 and February 29, 2000.
(5) Statements of Cash Flows for Years Ended February 28, 2001 and February 29, 2000. (6) Notes to Financial Statements for Years Ended February 28, 2001 and February 29, 2000.


II.  Financial Statements for the Nine Months Ended November 30, 2001
     (unaudited)

(1)      Unaudited Financial Statements:

(2)      Balance Sheets - November 30, 2001 and February 28, 2001

(3) Statements of Operations for the Three Months and Nine Months Ended November 30, 2001 and 2000

(4) Statement of Stockholders' Deficiency for the Nine Months Ended November 30, 2001

(5)      Consolidated Statements of Cash Flow for the Nine Months
         Ended November 30, 2001 and 2000

(6)      Notes to Consolidated Financial Statements


(b)      Exhibits

*3(i)    Certificate of Incorporation (May 29, 1984)

*3(i)a   Amended Certificate of Incorporation (Sept. 4, 1984)

*3(i)b   Amended Certificate of Incorporation (March 5, 1986)

*3(i)c   Amended Certificate of Incorporation (Feb. 19, 1987)

*3(i)d   Amended Certificate of Incorporation (June 30, 1995)

*3(i)e   Amended Certificate of Incorporation (January 12, 1996)

*3(i)f   Certificate of Renewal (June 23, 1995)

*3(i)g   Certificate of Renewal (May 22, 2000)

*3.9     By-Laws of USBL

*3.10    Amended By-Laws

**10.1   Lease between Meisenheimer Capital Real Estate Holdings, Inc. and USBL

**10.2   Standard Franchise Agreement of USBL

**10.3 Agreement between USBL and Topaz Selections Ltd for Barter Transac-tions for Acquisition of Advertising Due Bills in Exchange for Franchises
--------------------------------
*Filed with Form 10-SB on May 30, 2000. **Filed herewith.

                              SIGNATURES


                  In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.





                                    UNITED STATES BASKETBALL LEAGUE, INC.
                                    Registrant


                                    By:  Daniel T. Meiseheimer, III
                                    ----------------------------------------
                                    Daniel T. Meisenheimer, III
                                    Chief Executive Officer


Date:   March 25, 2002

                      UNITED STATES BASKETBALL LEAGUE, INC.

                    REPORT ON AUDITS OF FINANCIAL STATEMENTS

                YEARS ENDED FEBRUARY 28, 2001 AND FEBRUARY 29, 2000


                          INDEX TO FINANCIAL STATEMENTS


(1) Independent Auditor's Report                                     F-1
(2) Balance Sheets for USBL as of February 28, 2001                  F-2
(3)  Statements  of  Operations  for USBL for Years Ended
     February 28, 2001 and February 29, 2000                         F-3
(4) Statement of Stockholders' Equity for years Ended
    February 28, 2001 and February 29, 2000                          F-4
(5) Statements of Cash Flows for Years Ended February 28,
    2001 and February 29, 2000                                       F-5
(6) Notes to Financial Statements for Years Ended
    February 28, 2001 and February 29, 2000                          F-6--F-8

                 Independent Auditors' Report

Board of Directors
United States Basketball League, Inc.
Milford, Connecticut

We have audited the balance sheet of United States Basketball League, Inc. as of February 28, 2001 and the related statements of operations, stockholders' equity and cash flows for each of the two years in the period ended February 28, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of United States Basketball League, Inc. as of February 28, 2001 and the results of its operations and its cash flows for each of the two years in the period ended February 28, 2001 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company's recurring cash flow deficiencies from operations, its inability to collect annual franchise fees and its reliance on related party revenue transactions raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                                                /s/ Holtz Rubenstein & Co., LLP
                                                    Holtz Rubenstein & Co., LLP

Melville, New York
June 13, 2001

                       UNITED STATES BASKETBALL LEAGUE, INC.

                               BALANCE SHEET
                             FEBRUARY 28, 2001



         ASSETS

CURRENT ASSETS:
   Cash                                                  $   587
   Due from affiliates                                   277,058
     Inventory                                            29,534
     Prepaid advertising credits (Note 5)                100,000
     Other current assets                                    600
                                                             ---
       Total current assets                              407,779
                                                           8,918
                                                           -----

                                                   $     416,697
       LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
   Accounts payable and accrued expenses           $      74,981
     Due to affiliates                                   136,867
     Loans payable - stockholders (Note 4)               270,064
                                                         -------
         Total current liabilities                       481,912
                                                         -------

STOCKHOLDERS' EQUITY: (Notes 4, 5 and 6)
Common stock, $0.01 par value, 30,000,000
shares authorized 3,485,502 shares issued
and outstanding                                           34,855
Preferred stock, $0.01 par value, 2,000,000
shares authorized; 1,105,679 shares issued
and outstanding                                           11,057
Additional paid-in capital                             2,612,192
Deficit                                               (2,680,865)
Treasury stock, at cost; 39,975 shares                   (42,454)
                                                         -------
Total stockholders' equity                               (65,215)
                                                        --------

                                                   $     416,697


                                         See notes to financial statements
                                                        F-2

                               UNITED STATES BASKETBALL LEAGUE, INC.

                                      STATEMENTS OF OPERATIONS



                                                     Years Ended
                                             February 28,       February 29,
                                                2001                2000
                                                ----                ----

REVENUES:
   Initial franchise fees (Note 4)       $     251,000      $      335,000
   Continuing franchise fees                   242,500             167,404
     Advertising                                57,500              30,603
     Other (Note 9)                             12,450              20,014
                                                ------              ------
                                               563,450             553,021
                                               -------             -------

OPERATING EXPENSES (Notes 4 and 5)
Consulting                                     120,229              37,486
   Team and post season festival expenses       45,466             166,748
     Referee fees                               55,690              39,635
     Advertising                                20,034              43,137
     Salaries                                   50,000              98,183
     Travel                                     54,692              24,730
     Depreciation                                6,456               6,455
     Professional fees                           9,795              10,534
     Asset impairment (Note 5)                 384,062                  -
     Other                                      85,573              89,395
                                                ------              ------
                                               831,997             516,303
                                               -------             -------

(Loss) income from operations                 (268,547)             36,718
                                              --------              ------

OTHER INCOME: (EXPENSES)
   Loss on impairment of investments               -              (20,420)
   Interest expense                             8,600              (4,500)
     Interest income                             (210)                541
     Other                                         -                2,549
                                                 ----               -----
                                                8,390             (21,830)
                                                -----             -------

NET (LOSS) INCOME                       $    (276,937)     $       14,888
                                        =    ========      =       ======

NET (LOSS) INCOME PER SHARE              $       (.08)     $         -
                                         =       ====        ============

WEIGHTED AVERAGE NUMBER OF
   COMMON SHARES OUTSTANDING                3,444,519           3,455,425
                                            =========           =========



                                         See notes to financial statements
                                                        F-3


                                               UNITED STATES BASKETBALL LEAGUE, INC.

                                                 STATEMENT OF STOCKHOLDERS' EQUITY
                                                         (Notes 5, 7 and 8)


                              Common Stock  Preferred Stock          Additional                         Treasury       Total
                              ------------  ---------------
                              Shares              Shares               Paid-in                    Stock       Stockholders'
                            Outstanding  Amount Outstanding  Amount    Capital       Deficit      Shares      Amount     Equity
                              -----------  ------ -----------  ------   -------      -------      ------      ------     ------

Balance, March 1, 1999        3,478,502  $34,785  1,105,679    $11,057   $ 2,576,112  $(2,418,816) 14,425  $(20,098)   $  183,040
Common stock issued for
services                          5,000       50     -            -            4,200         -        -         -           4,250
Contributed services              -           -      -            -           30,000         -        -         -          30,000
Acquisition of treasury stock     -           -      -            -             -          25,550  25,550   (22,356)      (22,356)
Net income                        -           -      -            -             -          14,888    -         -           14,888
                               -------    ------- --------     -------        ------      ------   ------    ------        ------
Balance, February 29, 2000    3,483,502   34,835  1,105,679     11,057     2,610,312  (2,403,928)  39,975   (42,454)      209,822
Common stock issued for
services                          2,000       20     -             -           1,880      -           -         -           1,900
Net loss                           -          -      -             -             -      (276,937)     -         -        (276,937)
                                -------   -------  -------     -------       ------    ----------  -------   -------     --------
Balance, February 28, 2001    3,485,502   $34,855 1,105,679    $11,057  $  2,612,192 $(2,680,865)  39,975  $(42,454)   $  (65,215)
                                =======   ======= =========    =======     =========  ===========  ======   =======      =========






                                      See notes to financial statements

                                       UNITED STATES BASKETBALL LEAGUE, INC.

                                             STATEMENTS OF CASH FLOWS




                                                         Years Ended
                                                   February 28,  February 29,
                                                       2001          2000
                                                       ----          ----
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net (loss) income                           $  (276,937)       $     14,888
                                               -  --------        -     ------

   Adjustments to reconcile net (loss)
   income to net cash provided by (used in)
   operating activities:
       Depreciation                                  6,456               6,455
       Asset impairment                            384,062              20,420
       Gain on disposal of asset                      -                 (2,549)
       Non-cash revenue                               -                 (5,103)
       Non-cash compensation                         1,900              34,250
       (Increase) decrease in assets:
         Franchise fee receivable                     -                 15,000
         Inventory                                  (5,836)                (95)

       Increase (decrease) in liabilities:
         Accounts payable and accrued expenses       8,510             (83,592)
                                                     -----             -------
                                                   395,092             (15,214)
                                                   -------             -------
       Net cash provided by (used in)
       operating activities                        118,155                (326)
                                                   -------                ----
CASH FLOWS FROM INVESTING ACTIVITIES:
   Capital expenditures                                -               (14,323)
                                                   -------             -------
       Net cash used in investing activities           -               (14,323)
                                                   -------             -------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Due from (to) affiliates                        (92,264)           (142,920)
   Increase in stockholders' loans                      -              120,587
   Decrease in stockholders' loans                 (31,500)               -
                                                    -------            -------

       Net cash used in financing activities      (123,764)            (22,333)
                                                  --------             -------

NET DECREASE IN CASH                                (5,609)            (36,982)
CASH AND CASH EQUIVALENTS, beginning of year         6,196              43,178
                                                     -----              ------
CASH AND CASH EQUIVALENTS, end of year          $      587        $      6,196
                                                =      ===        =      =====





                                         See notes to financial statements

                      UNITED STATES BASKETBALL LEAGUE, INC.
                           NOTES TO FINANCIAL STATEMENTS
                        TWO YEARS ENDED FEBRUARY 28, 2001

1.     Description of Business and Basis of Presentation:
       -------------------------------------------------

The United States Basketball League, Inc. (the "USBL" or the "Company") operates a professional summer basketball league through franchises located in the eastern part of the United States.

The Company has incurred an accumulated deficit of approximately $2,681,000. In addition, the USBL's reliance on both substantial non-cash transactions and related parties (Notes 4 and 5) create an uncertainty as to the USBL's ability to continue as a going concern.

       The Company is making efforts to raise equity capital, revitalize the league and market new franchises, however, there can be no assurance that the USBL will be successful in accomplishing its objectives. Because of the uncertainties surrounding the ability of the Company to continue its operations, there is substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might be necessary should the USBL be unable to continue as a going concern.

2.     Summary of Significant Accounting Policies:
       ------------------------------------------

       a. Cash and cash equivalents
          -------------------------

          For purposes of the cash flow statement, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash and/or cash equivalents.

       b. Inventory

          Inventory consists of USBL trading cards, basketball uniforms, sporting equipment and printed promotional material. Most of the inventory was obtained through barter transactions whereby the USBL granted suppliers various advertising space (print) and air time (television) in return for the supplier's products. These transactions were accounted for based upon the fair values of the assets and services involved in the transactions.

       c. Depreciation and amortization expense
          -------------------------------------

          Depreciation is computed using the straight-line method over an asset's estimated useful life.

       d. Revenue recognition

          The Company generally uses the accrual method of accounting in these financial statements. However, due to the uncertainty of collecting royalty and franchise fees from the franchisees, the USBL records these revenues upon receipt of cash consideration paid or the performance of related services by the franchisee. Upon the granting of the franchise, the Company has performed essentially all material conditions related to the sale. As described more fully in Note 7, management recorded the advertising due bills received in exchange for initial franchise fees based upon the value of the franchises sold. The offering price of a new franchise at February 28, 2001 was $300,000.

       ------------------------------------------

       d. Revenue recognition  (cont'd)
          -------------------

       The Company generates advertising revenue from fees for area signage, tickets, and program and year book advertising space. Advertising revenue is recognized at the time the advertising space is made available to the user.

       Fees charged to teams to allow them to relocate are recognized as revenue upon collection of the fee. Souvenir sales, which are generated on the Company's web site, are recorded upon shipment of the order. Essentially all orders are paid by credit card.

       e. Income taxes

          Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance has been fully provided for the deferred tax asset (approximating $660,000) resulting from the net operating loss carryforward.

          As of February 28, 2001, a net operating loss carryforward of approximately $1,650,000 is available through February 28, 2020 to offset future taxable income.

       f. Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

       g. Advertising costs

       Advertising costs are expensed as incurred and were approximately $20,000 and $43,000 for the years ended February 28, 2001 and February 29, 2000, respectively. Advertising costs include the value of radio air time received as consideration for franchise fees. The value of this advertising is based upon the standards market price of air time available to third party entities.

       h. Stock-based compensation
          ------------------------

The Company applies APB Opinion No. 25 and related interpretations in accounting for stock-based compensation to employees. Stock compensation to non-employees is accounted for at fair value in accordance with FASB Statement No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123").

       i.  Earnings (loss) per share
           -------------------------

          Statement of Financial Accounting Standards No. 128, "Earnings Per Share" (SFAS No. 128) establishes standards for computing and presenting earnings (loss) per share (EPS). SFAS No. 128 requires dual presentation of basic and diluted EPS. Basic EPS excludes dilution and is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if stock options or convertible securities were exercised or converted into common stock. Basic and dilutive EPS were equivalent for all periods presented as the effect of common stock equivalents was antidilutive or immaterial.
                                                        F-7

       ------------------------------------------

       j. Investment in marketable securities
          -----------------------------------

          Investments in debt and equity securities are designated as trading, held-to-maturity or available-for-sale. Management considers the Company's marketable securities, consisting principally of public equity securities, to be available-for-sale. Available-for-sale securities are reported at amounts which approximate fair value. A decline in the market value of any available-for-sale security below cost that is deemed other than temporary is charged to earnings resulting in the establishment of a new cost basis for the security.

          During the year ended February 29, 2000, the Company recorded a charge to operations of $20,420 in connection with an other than temporary decline in the value of marketable securities. The carrying value of these securities is $0 of February 28, 2001.

       k. Referee fees

          The Company's principal obligation under the franchise agreements is to provide referees for the league.

3.   Equipment:
     ---------

     Equipment, at cost, consists of the following at February 28, 2001:

       Equipment                                                  $     8,606
       Transportation equipment                                        46,120
                                                                       ------
                                                                       54,726
       Less accumulated depreciation                                   45,808
                                                                       ------
                                                                  $     8,918

4.     Related Party Transactions:
       --------------------------

       The Company has entered into the following transactions with related parties:

       a. The USBL's president, personally, through family members and other entities controlled by the family (the "Meisenheimer Group"), controls approximately 81% of the USBL's common stock and 100% of the Company's preferred stock.

        b. As of February 28, 2001, loans payable to stockholders, including interest, approximated $270,000. Interest rates on these obligations are 6% per annum.

       c. Included in revenues are amounts from various related parties affiliated with the Meisenheimer Group approximating $233,000 in 2001 and $208,000 in 2000, respectively. These revenues include initial franchise fees, continuing franchise fees, and advertising fees.

d.  Consulting  fees for the year ended  February 28, 2001 included  $90,000 for
consulting  services  provided  by  Meisenheimer   Capital,   Inc.  ("MCI").  No
consulting fees to MCI were incurred in 2000.

       --------------------------

       e. The Company leases its office space from Meisenheimer Capital Real Estate Holdings, Inc., ("MCREH") a wholly-owned subsidiary of MCI. Rent expense on this operating lease approximated $30,000 and $12,000 for the years ended February 28, 2001 and February 29, 2000, respectively. In December 2000 the Company entered into a two year lease extension with MCREH, which provides for monthly lease payments of $2,500.

       f. During 2000 the Company received 25,550 shares of its common stock, with a fair value approximating $22,400, to reduce the balance due from MCI by an equivalent amount. These shares are included in treasury stock in the accompanying balance sheet as of February 28, 2001.

       g. Amounts included in due to affiliates in the accompanying balance sheets represent advances from and accrued charges due to members of the Meisenheimer Group. Such amounts are non-interest bearing and have no specified due date.

       h. An officer/shareholder contributed management services to the Company for no consideration. The Company recorded a charge to operations for these services of $30,000 for the year ended February 29, 2000.


5.     Non-Cash Transactions:
       ---------------------

       The USBL entered into the following non-cash transactions during the fiscal year ended February 28, 2001:
o The Company received $132,000 of consulting fees, promotional services, and expense reimbursements in lieu of cash, as consideration for franchise fees.

       The USBL entered into the following non-cash transactions during the fiscal year ended February 29, 2000:

o The Company recognized advertising income in exchange for merchandise valued at $5,100 during fiscal year ended February 28, 2000.

o The Company received $105,000 of consulting services and promotional services, in lieu of cash, as consideration for franchise fees.

       The deferred charge on the balance sheet at February 28, 2001 of $100,000 represents the unused amount of the deferred advertising expense relating to the advertising due bills earned through fiscal 2001. These advertising due bills can be traded for various goods and services and they can be assigned, sold or transferred. However, they are not recognized as currency in the United States although they can be traded as such. The credit will be amortized at the time the advertising is utilized. The advertising due bills are recorded at management's estimate of the fair value of the due bills. However, if the Company is unable to realize the recorded value of this asset, a significant reduction in overall equity may result. The due bills expire in December 2001.

       During the year ended February 28, 2001, the Company adjusted the carrying value of he due bills to their estimated fair value, resulting in a noncash impairment loss of approximately $384,000.


6.     Stockholders' Equity:

       a. Capitalization

          The Company's authorized capital consists of 30,000,000 shares of common stock and 2,000,000 shares of preferred stock. All stock has a $.01 par value. Each share of common stock has one vote, and each share of preferred stock has five votes and is entitled to a 2% non- cumulative annual dividend.

       b. Treasury stock

          As of February 28, 2001, the Company has acquired 39,975 shares of its own stock, valued at approximately $42,400, in order to facilitate compensatory stock grants to employees. These shares are considered treasury and have been valued at cost.

       c. Stock/warrant issuances

          During the years ended February 28, 2001 and February 29, 2000, the Company granted 2000 shares (valued at $1,900) and 5,000 shares (valued at $4,250) of common stock, respectively, to employees for services. The value of these shares was charged to operations in the years of issuance.

       d. Stock/warrants

       The Company provided each of its two officers options to purchase 20,000 shares annually. These options were granted on the first of each year and have an exercise price equal to the fair market value on the date of grant. These options expire January 2006 or nine months after the retirement of the officer. There are 40,000 such options outstanding as of February 28, 2001. This Plan was terminated during the fiscal year ended February 28, 1998.


7.     Supplementary Cash Flow Information:

       No cash was paid for interest for the years ended February 28, 2001 and February 29, 2000.

       During the year ended February 28, 2001, the Company incurred a $384,062 noncash charge to operations in connection with an impairment loss on advertising due bills.

8.     Fair Value of Financial Instruments:

The methods and assumptions used to estimate the fair value of the following classes of financial instruments were: Current Assets and Current Liabilities:
The carrying amount of cash, current receivables and payables and certain other short-term financial instruments approximate their fair value.

9. Other Revenues:

       Other revenues consist principally of souvenir sales and miscellaneous fees charged to team owners.

                                      II

                       UNITED STATES BASKETBALL LEAGUE, INC.

                      UNAUDITED CONDENSED FINANCIAL STATEMENTS

                         NINE MONTHS ENDED NOVEMBER 30, 2001

                               AND NOVEMBER 30, 2000

                           TABLE OF CONTENTS

Unaudited  Financial  Statements:

(1)  Balance  Sheets - November  30, 2001 and
     February 28, 2001                                          F-10

(2) Statements of Operations for the Three Months
    and Nine Months Ended November 30, 2001 and 2000            F-11

(3) Statement of Stockholders' Deficiency fo Nine Months
    Ended November 30, 2001                                     F-12

(4) Consolidated  Statements of Cash Flow for the Nine
    Months Ended November 30, 2001 and 2000                     F-13

(5) Notes to Consolidated Financial Statements                  F-14-16




                                       UNITED STATES BASKETBALL LEAGUE, INC.
                                                  BALANCE SHEETS

                                        November 30,                February 28,
                                           2001                        2001
         ASSETS                         (Unaudited)

CURRENT ASSETS:
         Cash                         $    9,397                 $      587
         Due from affiliates             330,063                    277,058
         Inventory                        30,651                     29,534
         Prepaid Advertising Credits        -0-                     100,000
         Other current assets                600                        600
                                          --------                   ------
                  Total current assets    370,711                   407,779

EQUIPMENT, net                              4,076                     8,918
                                          -------                 ---------
                                       $  374,787                $  416,697
                                          =======                  ========


                  LIABILITIES AND STOCKHOLDERS' DEFICIENCY

CURRENT LIABILITIES:
         Accounts payable and
          accrued expenses             $   54,983                $  74,981
         Due to affiliates                196,867                  136,867
         Loans payable -
          stockholders                    258,498                  270,064
                                          -------                  -------
            Total current liabilities     510,348                  481,912
                                          -------                  -------
STOCKHOLDERS' DEFICIENCY
     Common stock, $0.01 par value
     30,000,000 shares authorized;
     3,485,502 shares issued
           and outstanding                 34,855                   34,855
     Preferred stock $0.01 par value
     2,000,000 shares authorized;
     1,105,679 shares issued and
            outstanding                    11,057                   11,057
         Additional paid-in-capital     2,619,692                2,612,192
         Deficit                       (2,758,711)              (2,680,865)
         Treasury stock, at cost;
         39,975 shares                    (42,454)                 (42,454)
                                         ---------               ----------
     Total stockholders'deficiency       (135,561)                 (65,215)
                                          --------                ---------

                                     $    374,787              $   416,697
                                        =========               ==========


                                         See notes to financial statements


                                                         F-10



                        UNITED STATES BASKETBALL LEAGUE, INC.
                            STATEMENTS OF OPERATIONS
                                   (Unaudited)

                                                Three Months Ended                                   Nine Months Ended

                                         November 30,             November 30,           November 30,             November 30,
                                            2001                     2000                   2001                      2000

REVENUES:
   Initial franchise fees           $      20,000          $         -0-           $        170,000           $    251,000
   Continuing franchise fees               71,935                   88,500                  187,212                211,500
   Sponsorship/Advertising                   -0-                     -0-                     65,000                 27,000
   Other                                    6,302                   21,071                    9,875                 28,208
                                           -------                 -------                  -------                -------
                                           98,237                  109,571                  432,087                517,708
                                           -------                 -------                  -------                -------
OPERATING EXPENSES:
   Consulting                               5,900                    9,400                  111,984                111,121
   Team expenses                             -0-                    19,369                   80,248                 59,466
   Advertising                              1,510                    9.961                   23,761                 22,349
   Salaries                                17,525                   10,500                   40,525                 37,700
   Travel                                   6,356                   18,615                   36,325                 47,468
   Depreciation                             1,614                    1,614                    4,842                  4,842
   Professional fees                        2,700                    1,385                    5,840                 11,945
   Asset Impairment                       100,000                     -0-                   100,000                   -0-
   Other                                   10,561                   32,455                  101,958                121,988
                                          -------                   ------                  -------                -------
                                          146,166                  103,299                  505,483                416,879
                                          -------                  -------                  -------                -------

(LOSS) Income from operations             (47,929)                   6,272                  (73,396)               100,829
                                          --------                 -------                  -------                -------
OTHER INCOME (EXPENSES):
   Interest expense                        (1,334)                  (1,535)                  (4,534)                (3,710)
   Interest income                            41                      32                        84                    186
                                          --------                  -------                  -------                -------
                                           (1,293)                  (1,503)                  (4,450)                (3,524)

NET (LOSS) INCOME                   $     (49,222)           $       4,769          $       (77,846)          $     97,305
                                          --------                   ------                  -------                -------
NET (LOSS) INCOME
     PER SHARE                      $       (.01)            $         -0-          $        (.02)            $       .03
WEIGHTED AVERAGE                          --------                   ------                  -------               --------
NUMBER OF COMMON
SHARES OUTSTANDING                      3,445,527                3,443,527                3,445,527              3,443,527
                                        =========                =========                ==========              =========





                                                     See notes to financial statements

                                                                    F-11






                                          UNITED STATES BASKETBALL LEAGUE, INC.
                                         STATEMENT OF STOCKHOLDERS' DEFICIENCY



                      Common Stock                 Preferred Stock          Additional                          Total
                      Shares                       Shares                   Paid-in                  Treasury   Stockholders'
                      Outstanding      Amount      Outstanding    Amount    Capital      Deficit     Stock      Deficiency

Balance,
March 1, 2001         3,485,502        $34,855     1,105,679     $11,057    $2,612,192  $(2,680,865) $(42,454)  $ (65,215)

Contributed Services      -               -           -            -             7,500       -            -         7,500

Net Loss                  -               -           -            -              -         (77,846)      -       (77,846)
                      ---------        -------     ---------     -------    ----------  ------------   -------   ---------

Balance,
November 30, 2001     3,485,502        $34,855     1,105,679     $11,057    $2,619,692  $(2,758,711) $(42,454)  $(135,561)
                      =========        =======     =========     =======    ==========  ============  =======    ========







                                                     See notes to financial statements


                                                                    F-12





                        UNITED STATES BASKETBALL LEAGUE, INC.

                             STATEMENTS OF CASH FLOWS
                                   (Unaudited)


                                                                                                Nine Months Ended

                                                                                      November 30,               November 30,
                                                                                          2001                      2000
                                                                                      ------------               ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
         Net (loss) Income                                                      $      (77,846)             $      97,305
                                                                                       ---------                  -------
         Adjustments to reconcile net (loss) income to
           net cash provided by operating activities:
                  Depreciation                                                           4,842                      4,842
                  Asset Impairment                                                     100,000                       -0-
                  Contributed Services                                                   7,500                       -0-
                  (Increase) in assets
                    Inventory                                                           (1,117)                    (5,836)
                  Increase (decrease) in liabilities:
                    Accounts payable and accrued expenses                              (19,998)                    37,519
                                                                                       --------                    ------
                                                                                        91,227                     36,525
                                                                                        -------                   -------
         Net cash provided by operating activities                                      13,381                    133,830
                                                                                        -------                   -------
CASH FLOWS FROM FINANCING ACTIVITIES:
         Decrease (increase) due from (to) affiliates                                    6,995                    (73,672)
         (Decrease) in stockholders' loans                                             (11,566)                   (40,075)
                  Net cash used in financing                                            ------                    --------
                    activities                                                          (4,571)                  (113,747)
                                                                                        ------                    --------
NET INCREASE IN CASH                                                                     8,810                     20,083

CASH AND CASH EQUIVALENTS, beginning of period                                             587                      6,196
                                                                                        ------                  ----------
CASH AND CASH EQUIVALENTS, end of period                                        $         9,397              $     26,279
                                                                                       ========                 =========




                        See notes to financial statements


                                     F-13

                        UNITED STATES BASKETBALL LEAGUE, INC.
                           NOTES TO FINANCIAL STATEMENTS
                        NINE MONTHS ENDED NOVEMBER 30, 2001

1)       Description of Business and Basis of Presentation:

The United States Basketball League, Inc. (the "USBL" or the "Company") operates a professional summer basketball league through franchises located in the United States.

The Company has incurred an accumulated deficit of approximately $2,759,000. In addition, the USBL's reliance on both substantial non-cash transactions and related parties (see Notes 4 and 5) create an uncertainty as to the USBL's ability to continue as a going concern.

The Company is making efforts to raise equity capital, revitalize the league and market new franchises, however, there can be no assurance that the USBL will be successful in accomplishing its objectives. Because of the uncertainties surrounding the ability of the Company to continue its operations, there is substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might be necessary should the USBL to unable to continue as a going concern.

2)       Summary of Significant Accounting Policies:

         a.       Income taxes

Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance has been fully provided for the deferred tax assets (approximating $688,000) resulting from the net operating loss carryforward.

As of November 30, 2001, a net operating loss carryforward of approximately $1,720,000 is available through November 30, 2020 to offset future taxable income.

         b.       Advertising costs

Advertising costs are expensed as incurred and were approximately $23,800 and $22,300 for the nine months ended November 30, 2001 and November 30, 2000 respectively.

2.       Summary of Significant Accounting Policies: (Cont'd)

         c.       Earnings (loss) per share

Statement of Financial Accounting Standards No. 128, "Earnings Per Share" (SFAS No. 128) establishes standards for computing and presenting earnings (loss) per share (EPS). SFAS No. 128 requires dual presentation of basic and diluted EPS. Basic EPS excludes dilution and is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if stock options or convertible securities were exercised or converted into common stock. Basic and dilutive EPS were equivalent for all periods presented as the effect of common stock equivalents was antidilutive or immaterial.

3.       Equipment:

         Equipment, at cost, consists of the following

                                    November 30,              February 28,
                                        2001                       2001
                                    (Unaudited)

Equipment                             $ 8,606                    $ 8,606
Transportation equipment               46,120                     46,120
                                       54,726                     54,726
Less accumulated depreciation          50,650                     45,808

                                     $  4,076                   $  8,918


4.       Related Party Transactions:

The Company has entered into the following transactions with related parties:

a. The USBL's president, personally, through family members and other entities controlled by the family (the "Meisenheimer Group"), controls approximately 81% of the USBL's common stock and 100% of the Company's preferred stock.

The Company is a majority-owned subsidiary (60.6%) of Meisenheimer Capital, Inc. Meisenheimer Capital, Inc. is an entity in the Meisenheimer Group.

b. As of November 30, 2001, loans payable to stockholders, including interest, approximated $258,000. As of February 28, 2001, loans payable to stockholders approximated $270,000. Interest rates on these obligations are 6% per annum.

with the Meisenheimer Group approximating $208,000 and $204,000 for the nine months ended November 30, 2001 and November 30, 2000 respectively.

d. The Company leases its office from Meisenheimer Capital Real Estate Holdings, Inc., a wholly-owned subsidiary of Meisenheimer Capital, Inc. Rent expense on this operating lease totaled $22,500 for the nine months ended November 30, 2001 and November 30, 2000.

e. An officer/shareholder contributed management services to the Company for no consideration during the period September 1, 2001 through November 30, 2001. The Company recorded a charge to operations for these services of $7,500. Prior to September 1, 2001, management services were recorded under a management agreement with Meisenheimer Capital, Inc., which provided for an annual consulting fee of $90.000.

5.       Non-Cash Transactions:

The Company receives consulting fees, promotional services, and expense reimbursements in lieu of cash, as consideration for franchise and advertising fees. The value of this consideration approximated $110,000 and $130,000 for the nine months ended November 30, 2001 and 2000, respectively.

The deferred charge on the balance sheet at February 28, 2001 of $100,000 represents the unused amount of the deferred advertising expense relating to the advertising due bills earned through fiscal 2001. These advertising due bills can be traded for various goods and services and they can be assigned, sold or transferred. However, they are not recognized as currency in the United States although they can be traded as such. The advertising credits were recorded at management's estimate of the fair value of the due bills. During the quarter ended November 30, 2001, based on the December 2001 expiration date of the due bills, and its inability to find a buyer for them, the Company adjusted the carrying value of the due bills to $-0-, resulting in a noncash impairment loss of $100,000.



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